# CHINA NETWORKS MEDIA LIMITED

CHARDAN
CAPITAL MARKETS

1

China’s Emerging TV Advertising Network

April 2009

Filed by China Networks International Holding

Pursuant to Rule 425 under the Securities Act
of 1933 and Deemed Filed Pursuant to Rule
14a-12 under the Securities Act of 1934

Related Registration Statement on S-4,

SEC File No.  333-157026

Subject Company:  Alyst Acquisition Corp.

SEC File No. 001-33563

CHARDAN
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CHINA NETWORKS
MEDIA LIMITED

2

            The information contained in this presentation is intended solely for the benefit of investors interested in the proposed acquisition of China Networks Media Ltd. (China Networks) by Alyst Acquisition Corp. (Alyst).
Except where otherwise indicated, the information in this presentation has been provided solely by China
Networks and Chardan Capital Markets.

            Alyst , China Networks and China Networks International Holdings (CN International), and their respective directors and executive officers, and Chardan Capital Markets and its partners and directors may be deemed to be participants in the solicitation of proxies for the special meeting of Alyst stockholders to be held to approve, among other things, the proposed business combination with China Networks.  In connection with the pending transaction, CN International has filed with the SEC a Registration Statement on Form S-4, File No.333-157026. The stockholders of Alyst are urged to read the Registration Statement and the preliminary proxy statement/prospectus, and, when available, the definitive proxy statement/prospectus, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about China Networks, Alyst, and the proposed transaction. The final proxy statement/prospectus will be mailed to stockholders of Alyst after the Registration Statement is declared effective by the SEC.  Stockholders will be able to obtain a copy of the definitive proxy statement/prospectus and any other relevant filed documents at no charge from the U.S. Securities and
Exchange Commission’s website (www.sec.gov).  These documents will also be available from Alyst at no charge, once filed with the SEC, by directing a request to 233 East 69th Street, #6J, New York, NY 10021.

            This presentation contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the company's operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors beyond the control of Alyst and China Networks.

Important Notice

3

Who We Are

    China Networks is a newly formed
TV advertising network providing domestic and
international advertisers access to viewers and
stations across its member network in China

China Networks operates as the exclusive
advertising arm for TV stations within its
network

Business Model

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Our Business Model

Through our unique Joint Ventures (JVs) we own and acquire
long-term rights to local Chinese television station advertising revenues

Attractive JV purchase multiples

Strong organic growth and high margins

The Chinese government retains control of broadcast operations and media content while China Networks controls the advertising revenue engine

Our Beijing office serves as the headquarters of the network:

Enables international advertisers to have one-stop access to second and third tier television markets in China

Fosters monetization of station media libraries by enabling content commerce among network stations

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Growth Rate

Poised to Exceed The Advertising Market

Organic Growth Rates (Currently 8%)

Network Effect:

Platform to increase advertising revenue from higher marginal ad-spend advertisers and international advertisers by affording them direct access to aggregated second and third tier television markets

Increase viewership by broadcasting higher rated programming available from member stations’ content libraries

Privatization Effect:

Previously state owned and managed stations are now managed by a commercial enterprise driven to maximize profits

Sales efforts enhanced with performance based compensation

Source: ZenithOptimedia Advertising Expenditure Forecasts, March 2008

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Value Propositions for TV Stations

Immediately monetize the advertising portion of their business while retaining their split of future operating cash flows

Attract higher ad-spend advertisers

Maintain control over all broadcast operations and content
decisions

Implement strategies to improve organic growth

Greater content access and choice

Invigorated sales force motivated by western-style compensation plans

Increase pricing – pricing for national ad spots average almost 1,000 times higher than pricing for stations in secondary and tertiary markets

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Business Model Strengths

Advertising revenue is secured for 30 years vs. industry standard short-term annual contracts

Strong financial incentive for TV stations to join the network

Platform to improve organic growth from network and privatization effects

Government retains station ownership, controls broadcast and content decisions and the business structure conforms with all existing regulations

China’s Television Advertising
Market

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10

China’s TV Advertising Market

Chinese TV industry is decentralized and highly fragmented

296 broadcasters operating 2,983 channels, reaching 96% of the population through terrestrial and cable1

National and Provincial SARFT2 own all assets and desire both immediate monetization and continuing participation in future performance improvements

Huge growth in advertising spending

Advertising growth set to continue at 10%+ per annum3

China will become the 4th largest advertising economy in the world in 2010 worth $24bn4

TV advertising is largest (~40%) and fastest growing medium in the market4

Deregulation just beginning

Industry has been highly regulated which has limited private investment and virtually precluded foreign investment

Deregulation (in advertising initially) creates significant opportunities for companies that can improve the profitability and efficiency of broadcasters

China Networks’ model builds on tested JV models

1 National Statistics Bureau 2006

2 China’s media regulator: State Administration for Radio Film & Television

3 China Advertising Industry Forecast Report, 2007-2010

4 Advertising Expenditure Forecasts, ZenithOptimedia, March 2008

10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$ Million
2005
2006
2007
2008E
2009E
2010E
Year

Internet
12.9%
Newspapers
27.9%
Other
13.2%
Cinema
0.1%
Magazines
2.1%
Radio
5.3%
TV
38.5%

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MEDIA LIMITED

China Advertising Growth

China’s Annual Advertising Spending

Highlights

TV advertising is the current fastest growing advertising category

Despite rapid growth, the overall Chinese advertising market is still small per capita by international standards

TV Advertising accounts for over 39.3% of total market share of advertising in 2007

2nd and 3 rd tier market shows large growth potential

Source: ZenithOptimedia Advertising Expenditure Forecasts, March 2008

2008E Share of Advertising Expenditure

Level			Number	Examples	Characteristics
Central level	CCTV		1		CCTV has 16 channels
	CETV (China Education TV)		1		
Province level	Province TV station		27		Each TV station has one satellite channel
	Education TV station		45		
	TV of municipalities directly under the central government		4	Beijing, Shanghai, Tianjin, Chongqing	Each TV station has one satellite channel
City level	Subordinate province-level City TV	Large capital city	11	Hangzhou, Harbin, Najing, Jinan, Guangzhou	
		City with independent budgetary status	5	Shenzhen, Dalian, Ningbo, Qingdao, Xiamen	Shenzhen and Xiamen have their own satellite TV channel
	Prefecture-level City TV	Small and mid-sized province capital city	16	Kunming, Zhengzhou, Nanning etc.	
		Other cities	232	Zhuhai, Tai'an etc.	• Some top City TV stations in East China such as Suzhou, Wenzhou, Wuxi have more ad income than some capital City TV stations in West China • Yanbian is the only TV station with a satellite channel
County level			1935	Sunde	They are broadcast-television stations, they only transmit programs from CCTV, province TV and City TV. They do not produce their own programs

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China 4 level TV System

Source: Chinese Media University Publishing
House, Report on the development of Chinese City
TV station, 2007; Skillnet MI,  2008

The Company

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14

The Company Now

Founded October 2007

112 employees

TV station joint ventures formed to date: Kunming TV Station, Yellow River TV Station

Estimate 2008

Revenue

(100%
consolidation)

Net Income

(50%
consolidation)

Audience

Coverage

(population)

Number of
Channels

Programming
TV Hours per
Day

ARPA*

Yellow River

$4.8mm

$1.3  mm

30 mm

1 TV

1 Radio

20

$0.17

Kunming

$15.6 mm

$3.2 mm

6.2 mm

6

130

$2.42

TOTAL

$20.4 mm

$4.5 mm

36.2 mm

8

150

NA

Source: Yellow River and Kunming Stations Management

* Average revenue per audience coverage

Consolidated Financials

Financials

2008

Estimate

2007

Audited

2006

Audited

Revenue

$ 20.4mm

$ 20.7mm

$16.4mm

Net Income (50%)

$ 4.5mm

$ 6.2mm

$ 4.9mm

2008 Metrics

Heilongjiang
Jilin
Liaoning
Xinjiang
Gansu
Inner Mongolia
BEIJING
Tianjin
Hebei
Ningxia
Shanxi
Shandong
Qinghai
Shaanxi
Henan
Jiangsu
Tibet
Sichuan
Anhui
Shanghai
Hubei
Zhejiang
Chongqing
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Taiwan
Guangdong
Hong Kong
Hainan

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Member Stations

Kunming TV

Yellow River TV

ARPA: $2.42

Channels: 6 TV

Coverage: 6.2 Million Viewers

Proposed Near-term Add-on

Acquisition:  Zhuhai TV *

ARPA: $0.17

Channels: 1 TV, 1 Radio

Coverage: 30 Million Viewers

ARPA: $5.45

Channels: 6 TV

Coverage: 2.2 Million Viewers

* Under an LOI dated February 2009

Year

Station Name

Number
of
Channels

2008 Estimated
Revenue

($s in Millions)

2008 Estimated Profit

($s in Millions)

Audience  Coverage

(Millions)

2008

Kunming - Deal complete

6

15.6

7.0

6.2

Yellow River - Deal complete

2

4.8

2.5

30.0

Total

8

20.1

9.5

36.2

2009

Zhuhai -  LOI Signed

6

12.6

4.7

1.5

5 Confidential Targets  -  Totals

23

66.0

26.1

41.8

Total

29

78.6

30.8

43.3

2010

Four Confidential Targets - Totals

20

68.2

23.8

33.7

2011

Four Confidential Targets  - Totals

14

63.9

23.5

83

2012

Four Confidential Targets  - Totals

19

50.9

17.4

61.5

2013

Four Confidential Targets  - Totals

21

60.9

21.3

41.9

Grand Total

111

342.6

126.3

299.6

Target Stations

China Networks Management has identified and begun negotiations with a large number of target stations.  The following list is the TV station joint venture acquisition plan.  The information presented below is based upon management’s estimates of available financial and related data and has not been independently verified or audited. There can be no assurance that any of the acquisitions listed below will be consummated in the proposed timeframes or ever.

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17

Mr. Li Shuangqing: Chairman and CEO

2007 to present, Chairman and CEO of China Networks Media Limited

2006 to 2007, Chairman of Shandong Huashi Media & Technology, a leading Electronic Program Guide provider in China

2001 to 2006, General Manager of Huicong Advertising, a leading Chinese internet and TV advertising company

1997 to 2001, Director of Advertising Department of Qilu TV Station

1980 to 1997, management and TV production roles with Shandong and Qilu TV Stations

Graduated from Guanghua School of Management, Peking University, Executive MBA program

Mr. Michael E. Weksel: CFO

2009 to present, CFO of China Networks Media Limited

2006 to present, COO & CFO of Alyst Acquisition Corp.

2000 to 2006, Principal of Industrial Acquisitions Management, LLC, a venture investment firm

1994 to 1999, Co-founder, CFO and VP of LogistiCare, a leading provider of transportation logistics

1992 to 1994, Managing Director of Weksel, Davies & Co., Inc, a merchant banking firm

1989 to 1992, Associate of Joseph Littlejohn & Levy Inc., a merchant banking firm

BS from State University of New York, MBA from Columbia University

Ms. Wu Ying: COO

2008 to present, COO of China Networks Media Limited

2007-2008, CEO of Globereel.com , a leading video-website for world travel from China

1993-2007, Executive Director and COO of HC International, Inc, a leading cross-media business information provider in China, listed on HK GEM in 2003 (HK8292)

Graduated from Guanghua School of Management in 2000, Peking University, Executive MBA program

Management Team

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18

Mr. Zhou Chuansheng: VP Sales/Marketing

2007 to present, VP Sales/Marketing of China Networks Media Limited

2006 to 2007, General Manager of Shandong Huashi Media & Technology, a leading Electronic Program Guide provider in China

2003 to 2006, General Manager of Jinan Huamei Media Advertising

2001 to 2003, General Manager of Zhengzhou Branch of Huamei Media Advertising

Ms. Guan Yong: VP Business Development

2007 to present, VP Business Development of China Networks Media Limited

2006 to 2007, Director of Greater China Sales Department, Zhuhai Cosmedia, branch of Hongkong Cosmedia Holding Ltd., a London
AIM listed company, focusing on developing and implementing a multi-platform advertising and distribution network in mainland China and Hong Kong

2004 to 2006, Director of Advertising Department of Economy & Life Channel in Henan TV Station

2000 to 2004, Key Account Manager, Huicong Advertising

1995 to 2000, Manager of East China region of Shandong Qilu TV Station Advertising Department

Mr. Liu Rui: Head of Media Planning

2007 to present, Head of Media Planning of China Networks Media Limited

2006  to present, Director of Strategy, at Daqi (www.daqi.com) web 2.0 site

2002 to 2006, Vice President of Huamei Meidia, subsidiary of Huicong Advertising, specializing in advertising sales and planning

1998 to 2002, Sichuan Gaoyang Advertising, media buying and data analysis for SCTV, CDTV & CQTV

1996 to 1998, Institute of Classics, Sichuan University, engaged in editing classical literature

Management Team (continued)

The Transaction

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20

Investment Highlights
China’s First TV Advertising Network

            Profitable Established Business With Significant Scale

China Networks’ initial acquisitions provide a stable profit base with large established audiences in each market.

            Growing, Fragmented Market

China’s advertising market was large ($16bn) in 2007 and is expected to become  the 4th largest in the world in 2010
($26bn), with TV advertising consisting of 35% of the total. 1

296 broadcasters operating over 2,983 channels

            Unique And Advantageous Structural Position

By securing exclusive contracts to provide advertising in multiple territories in partnership with SARFT, China
Networks enters the market with a unique and sustainable competitive advantage, and a highly scalable business model.

            Strong Growth Prospects

In addition to expanding the core ad-sales business through operational improvements and market development, as well as by growing the member network by acquiring stakes in additional territories, China Networks has a rich set of growth options including building an affiliate-network of partner-channels and additional content provision.

            Seasoned Management Team

China Networks has a highly-experienced management team with solid experience and proven track record in the TV and advertising industry in China and internationally, as well as established relationships with national and local governments.

1 Advertising Expenditure Forecasts, ZenithOptimedia, June 2008

| | Equity | Cash to Company* | | Ownership Percent |
|---|---|---|---|---|
| Alyst Shareholders | 9,794,400 | | | 59.87% |
| China Networks | 2,880,000 | | | 17.61% |
| Warrants | 3,683,698 | $ | 27,399,900 | 22.52% |
| | **16,358,098** | **$** | **27,399,900** | **100.00%** |

.

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21

Capitalization Tables

Fully Diluted Capitalization - Post Business Combination

Upon cash conversion of all outstanding warrants less $21,922,100 to be paid to holders of pre-
business combination China Networks capital stock

*Number of warrants is calculated using the Treasury  Stock method.

| Year Ending 12/31 | Net Income | Shares |
|---|---|---|
| 2009 | $ 20,000,000 | 2,850,000 |
| 2010 | $ 30,000,000 | 3,075,000 |
| 2011 | $ 40,000,000 | 3,075,000 |

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22

Equity Earn-out Targets

Owners of China Networks, on an all-or-none basis each year, will be issued shares of common stock upon achieving net income¹ on a pro forma basis in the following amounts for each year from 2009 to 2011:²

*Net Income on a pro forma basis means the net income of the China Networks Surviving Corporation and its subsidiaries as determined in accordance with U.S. generally accepted accounting principles (“GAAP”), excluding equity-based compensation charges, extraordinary one-time charges and charges related to the Business Combination or impairment of goodwill adjusted to include all non-dilutive acquisitions as if such acquisitions occurred on the first day of the year.

²Owners of China Networks will receive additional cash consideration of $3 million in each 2009 and 2010 for achieving the respective net income targets above.

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Comparable Analysis

Source: Bloomberg March 6, 2009

Company Name

Stock Price

Market
Cap
($'s MM)

Enterprise
Value
($'s MM)

PE 2008

PE 2009

AirMedia Group Inc. (NASDAQ: AMCN)

$3.99

283

123

9.8 x

7.3 x

Chengdu B-ray Media Co. Ltd. (SHSE:600880)

$2.06

749

676

23.0 x

19.8 x

China Mass Media International Advertising Corp. (NYSE:CMM)

$1.80

42

(1,025)

2.9 x

2.2 x

China Television Media Ltd. (SHSE:600088)

$1.62

389

274

39.7 x

31.2 x

Hunan TV & Broadcast Intermediary Co., Ltd. (SZSE:000917)

$2.15

826

1,271

56.3 x

39.0 x

Interpublic Group of Companies Inc. (NYSE:IPG)

$3.79

1,796

2,166

9.9 x

7.9 x

Omnicom Group Inc.(NYSE:OMC)

$22.80

7,018

9,209

8.6 x

8.0 x

Shanghai Oriental Pearl (Group) Co., Ltd. (SHSE:600832)

$1.24

3,918

4,103

55.7 x

53.9 x

SinoMedia Holding Ltd. (SEHK:623)

$0.14

80

46

4.4 x

4.2 x

VisionChina Media Inc. (NASDAQ:VISN)

$5.62

388

225

7.6 x

6.4 x

WPP Group plc. (LSE:WPP)

$5.62

284

550

25.4 x

13.6 x

Mean

22.1 x

17.6 x

24

Overview of Kunming TV Station

and Yellow River TV Station

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25

Founded in March 1985

Coverage: 6.2 million population in 5 areas, 8 counties and Kunming itself

Kunming City TV –  Ranked in the Top 3 audience ratings in Kunming city in 2006

6 TV channels:

Terrestrial and Cable: General Channel, Movies Channel

Cable Only: Entertainment Channel, Living Channel, Economic Channel and News Channel

More than 130 hours/day of programming including drama, documentary, news, and entertainment of which 7 hours/day comprises of in-house production

KMTV studio facilities include office space of more than 33,000 square meters, including one large broadcast studio of 1,000 square meters and 9 mid- and small-sized studios

Kunming TV Station Overview

4A, 28%

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Kunming JV’s 2008

Customer Breakdown

The major international customers come from  4A
companies

In a slowing global economy, the number of domestic
customers may exceed the number of international
customers

1. Kunming Feng Yun Advertising Company

24.6%

2. Yunnan Hua Nian Advertising Company

18.7%

3. GroupM (4A)

14.7%

4. Yunnan Lian Tong Advertising Company

8.14%

5. Carat Media (4A)

4.32%

6. Yunnan Fang Yuan Advertising Company

4.19%

7. Kunming New Friends Advertising Company

3.74%

8. Zenith Media (4A)

2.76%

9. Optimum Media Direction (4A)

2.29%

10. Procter & Gamble (4A)

1.92%

Top 10 Advertising Customers                                %

Advertising Customers

Local agency

61%

Inner provincial
direct customer
9%

Outer provincial
direct customer 2%

Source: Kunming TV Station Management, 2008

4A: American Association of Advertising Agencies

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27

Kunming JV’s 2007

Ratings

1.

First debut ceremony of Eagle Shooting Heroes / KMTV-General Channel (Campaign)

2.

Happy Ghost 5 / KMTV-Movie Channel (Movie)

3.

The Kung Fu Cult Master / KMTV-Movie Channel
(Movie)

4.

The Eagle Shooting Heroes / KMTV-General Channel
(TV series )

5.

Zui Yu / KMTV-General Channel (TV series )

6.

Mr Vampire 2 / KMTV-Movie Channel (Movie)

7.

The Great Chase  / KMTV-General Channel (TV series )

8.

Happy City Blooming Spring  2008/ KMTV-General
Channel (Gala Evening)

9.

Happy Kunming  / KMTV-General Channel (Gala
Evening)

10.

The Transporter / KMTV-Movie Channel (Movie)

Top 10 Audience Rated Programs

Source: Kunming TV Station Management 2008

Top 8 TV Channels by Average Rating in Kunming

(4+, whole day, 2007)

Ranking

Channel

Rating(%

Share(%

1

Yunnan TV City Channel(TV2)

4.01

13.63

2

CCTV General Channel

2.59

8.8

3

Kunming TV General Channel

2.01

6.84

4

CCTV-8

1.61

5.49

5

Yunnan TV Movies Channel (TV5)

1.53

5.19

6

Kunming TV Movies Channel

1.1

3.72

7

CCTV-5

0.82

2.77

8

Yunnan TV Satellite Channel(TV1)

0.76

2.59

Data Source: CSM Media Research 2008, China TV Rating Yearbook 2008

2008 Revenue
2007 Revenue
$'s Millions
6
5
4
3
2
1
-

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Q1

Q2

Q3

Q4

2008 Revenue

4,064,015

3,305,607

2,959,940

5,245,000 (E)

2007 Revenue

3,592,213

4,509,258

3,442,310

3,823,978

Growth Rate

13.1%

-26.7%

-14.0%

37.2%

Kunming TV Station’s Quarterly Revenue Comparison 2008 vs. 2007

Kunming JV

Performance Review

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Kunming TV Station’s

Performance Review

Second Quarter - Earthquake in May 2008

No advertising allowed on television for 3 days (from May 19th – 21st)

TV advertising slots were reduced for more than 1 month.  Time slots were reserved for earthquake news updates (from May - June) through a government mandate

Yunnan was one of the areas hit by the earthquake

Third Quarter - Olympic Games in August

Audience ratings for local stations temporarily dropped. The advertisers reduced local advertisement for that period

Non-sponsor advertisers postponed their advertising plan to avoid competition with the Olympic sponsors

China Networks took control of the TV station advertising October 2008

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30

Founded in July 1991

Been broadcasting for 16 years both domestically and internationally

1 Domestic TV channel: Yellow River Minsheng Channel

Coverage: Shanxi Province, 30 million population

Broadcasting Time: 20 hours per day, including 2.5 hours self-produced programs, 17.5 hours purchased programs

1 Radio Station: Art & Entertainment Radio

Coverage: Shanxi Province, 20 million population

2 International Channels: (not for profit)

SCOLA Channel: Satellite TV, 24 hour broadcasting 3 channels

International Channel: cooperation with ECHO Star, Chinese language and culture learning channel, 50,000 subscribers

Yellow River TV Station Overview

4A, 6%

■

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Yellow River JV’s 2008

Customer Structure

Majority of customers are domestic branded
companies

Local agency

35%

Inner provincial
direct customer
25%

Outer provincial
direct customer 34%

Top 10 Advertising Customers                                     %

Advertising Customers

1. Taiyuan Chang Cheng Fei Yang Advertising
      Company

20.0%

2. Harbin Pharmaceutical Group Sixth Pharm
      Factory

10.0%

3. Beijing Zhong Jin Sheng Yuan

6.1%

4. Shanxi Qiu Suo Advertising Company

5.9%

5. Shanxi Bo Da

5.6%

6. Shanxi Welfare Lottery

5.4%

7. Guangdong Rui Tao Xuan

5.4%

8. Shanxi Zhong Zhi Technology Company

4.6%

9. Zhuo Yue Done Li Advertising Company

4.1%

10. China Mobile Shanxi Branch

3.9%

Source: Yellow River TV Station Management, 2008

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32

Contact Information

Alyst Acquisition Corp.

Chardan Capital Markets, LLC

233 East 69th Street,  #6J

New York, NY 10021

Michael E. Weksel

(646) 290-6104

mweksel@gmail.com

17 State Street • Suite 1600

New York, NY 10004

George Kaufman

(646) 465 9015

gkaufman@chardancapitalmarkets.com